BellaVista Capital, Inc.
                              15700 Winchester Blvd
                          Los Gatos, California 950301

                                September 9, 2008



BY EDGAR AND FACSIMILE

Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Mail Stop 3628
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

          Re:      BellaVista Capital, Inc. (the "Company")
                   Schedule TO-I filed August 18, 2008
                   SEC File No. 5-80316

Dear Ms. Kim:

     The Company filed an Amendment No. 1 to the above-referenced Schedule TO-I concurrently with filing this letter. The Schedule has been revised as requested in your letter dated August 22, 2008. Under separate cover, our counsel, Paul Derenthal, has responded on behalf of the Company to the comments in your letter.

     The Company hereby acknowledges with respect to the above referenced matter that

     o the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  BellaVista Capital, Inc.

                  By:  /s/ MICHAEL RIDER
                       ------------------------------
                       Michael Rider, President